UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler strengthens position in Polish offshore wind market after securing vessel reservation agreements with two Equinor and Polenergia joint ventures

Cadeler A/S has secured vessel reservation agreements with both MFW Bałtyk II Sp. z.o.o. and MFW Bałtyk III Sp. z.o.o., each a joint venture project owned 50% by Equinor and 50% by Polenergia, marking the first contract between the parties. The aggregate potential value of the contracts to be negotiated during the pendency of the vessel reservation agreements is anticipated to fall within the range of EUR 110-130 million. Operations are scheduled to commence in 2027.

The Bałtyk 2 and Bałtyk 3 projects are wind farms situated in the Baltic Sea, approximately 27 and 40 km from the port of Łeba, respectively. The projects entail the installation of 100 offshore wind turbine generators (WTGs) in the Polish Baltic Sea. Cadeler will utilize both an O-Class and a P-Class vessel, demonstrating the company's fleet depth, flexibility and ability to adapt to client needs.

WTG installation is set to begin in 2027. Once operational, these wind farms are projected to generate a combined capacity of 1440 MW, providing electricity to over two million households.

Mikkel Gleerup, CEO of Cadeler, says: “We’re pleased to announce yet another contractual milestone in Poland. The Polish market offers great business potential for Cadeler and we’re proud to help our partners accelerate the transition towards sustainable energy for more than two million households. This also marks our first contract with Equinor and Polenergia, setting the stage for new successful future partnerships”.

The aggregate potential value of the contracts to be negotiated during the pendency of the vessel reservation agreements is anticipated to fall within the range of EUR 110-130 million.

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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